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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549


                                     FORM 15


Certification And Notice Of Termination Of Registration Under Section 12(g)
                     Of The Securities Exchange Act Of 1934
                   Or Suspension Of Duty To File Reports Under
          Section 13 and 15(d) Of The Securities Exchange Act Of 1934.

                                                  Commission File Number 0-19659


              PHOENIX INTERNATIONAL LIFE SCIENCES (CHRYSALIS) INC.
            ----------------------------------------------------------
             (Exact name of registrant as specified in its charter)


              575 ROUTE 28, RARITAN, NEW JERSEY 08869; (908) 722-7900
            ----------------------------------------------------------
                (Address, including zip code, and telephone number,
                 including area code, of registrant's principal
                             executive offices)


                     COMMON STOCK, $0.01 PAR VALUE PER SHARE
            ----------------------------------------------------------
             (Title of each class of securities covered by this Form)

                                      NONE
            ----------------------------------------------------------
     (Title of other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

         Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

         Rule 12g-4(a)(1)(i)      /  X  /     Rule 12h-3(b)(1)(i)       /  X  /
                                   -----                                 -----
         Rule 12g-4(a)(1)(ii)     /      /    Rule 12h-3(b)(1)(ii)      /      /
                                   ------                                ------
         Rule 12g-4(a)(2)(i)      /      /    Rule 12h-3(b)(2)(i)       /      /
                                   ------                                ------
         Rule 12g-4(a)(2)(ii)     /      /    Rule 12h-3(b)(2)(ii)      /      /
                                   ------                                ------
                                              Rule 15d-6                /      /

Approximate number of holders of record as of certification or notice date:

                  Common Stock:  01



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         Pursuant to the requirements of the Securities Exchange Act of 1934,
Phoenix International Life Sciences (Chrysalis) Inc., formerly known as Chrysalis International Corporation, has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

                                    PHOENIX INTERNATIONAL LIFE SCIENCES
                                    (CHRYSALIS) INC.

                                    By:  /s/ David Moszkowski
                                         ---------------------------------------
                                          Name:  David Moszkowski
                                          Title:  Vice President and Treasurer

Dated:  April 30, 1999